Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (“DHX Media” or the “Company”)
5657 Spring Garden Road, Suite 505
Halifax, NS B3J 3R4

Item 2	Date of Material Change

August 29, 2019

Item 3	News Release

The news release was disseminated through Canada NewsWire and PR Newswire and filed on SEDAR and on Form 6-K with EDGAR on August 29, 2019.

Item 4	Summary of Material Change

The Company announced the appointment of Eric Ellenbogen as Chief Executive Officer and Vice Chair of the Board of Directors, succeeding Michael Donovan who stepped down as Chief Executive Officer and Executive Chair. The Company also announced the appointment of Donald Wright as Chair of the Board of Directors.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Eric Ellenbogen has been appointed Chief Executive Officer and Vice Chair of the Board of Directors, effective August 29, 2019. Ellenbogen succeeds Michael Donovan, who has stepped down as CEO. Donovan has also stepped down as Executive Chair and will continue to serve on the Board as Founding Chair. Donald Wright has been appointed non-executive Chair.

Ellenbogen has spent more than 30 years running entertainment businesses, including holding senior management roles as President of Broadway Video Entertainment (the TV and film production and distribution company founded by Lorne Michaels); President of Golden Books Family Entertainment; and President and CEO of Marvel Enterprises before its acquisition by Disney. With the backing of private equity, he co-founded Classic Media in 2000, which became one of the largest private owners of branded kids’ and family entertainment and was acquired by DreamWorks Animation (DWA) in 2012. At DWA, Ellenbogen became Co-Head of DreamWorks Classics and DreamWorks International Television, and was largely responsible for the company’s entry into the television business. Following DWA’s sale to NBCUniversal, Ellenbogen became Co-President of Classic Media, which was restarted as a business unit of NBCUniversal.

Ellenbogen was a board director of Golden Books and Marvel, then both public companies, and is a Trustee of the Public Theater in New York City among other civic involvements. He is a graduate of Harvard College and holds an MBA from UCLA.

5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact David Regan – EVP, Strategy & Corporate Development, +1 902 423 0260.

Item 9	Date of Report

September 6, 2019